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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  2)*

HUB INTERNATIONAL LIMITED
(Name of Issuer)
Common Shares
(Title of Class of Securities)
44332P101
(CUSIP Number)
William Logan
Apax Partners, L.P.
153 East 53rd Street, 53rd Floor
New York, New York 10022
(212) 419-2424
Amy Kim
Morgan Stanley
1585 Broadway
New York, New York 10036
(212) 761-4416
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
With a copy to:

Daniel S. Evans, Esq.
Ropes & Gray
One International Place
Boston, Massachusetts 02110

Brian E. Hamilton, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
April 27, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	44332P101	Page	2	of	39

1	NAMES OF REPORTING PERSONS: Maple Tree Acquisition Corporation

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

British Columbia

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,325,428*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10,325,428*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

25.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
* Beneficial ownership of the common shares of Hub International Limited (the “Common Shares”) referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Shares as a result of the Voting Agreement described in Items 3 and 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No.	44332P101	Page	3	of	39

1	NAMES OF REPORTING PERSONS: 0783587 B.C. Ltd.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

British Columbia

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,325,428*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10,325,428*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

25.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
* Beneficial ownership of the common shares of Hub International Limited (the “Common Shares”) referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Shares as a result of the Voting Agreement described in Items 3 and 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No.	44332P101	Page	4	of	39

1	NAMES OF REPORTING PERSONS: Apax Maple 2 Sàrl

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Luxembourg

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,325,428*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10,325,428*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

25.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
* Beneficial ownership of the common shares of Hub International Limited (the “Common Shares”) referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Shares as a result of the Voting Agreement described in Items 3 and 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No.	44332P101	Page	5	of	39

1	NAMES OF REPORTING PERSONS: Apax Maple 1 Sàrl

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Luxembourg

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,325,428*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10,325,428*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

25.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
* Beneficial ownership of the common shares of Hub International Limited (the “Common Shares”) referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Shares as a result of the Voting Agreement described in Items 3 and 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No.	44332P101	Page	6	of	39

1	NAMES OF REPORTING PERSONS: APAX EUROPE MAPLE S.A.R.L

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Luxembourg

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,325,428*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10,325,428*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

25.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
* Beneficial ownership of the common shares of Hub International Limited (the “Common Shares”) referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Shares as a result of the Voting Agreement described in Items 3 and 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No.	44332P101	Page	7	of	39

1	NAMES OF REPORTING PERSONS: Apax Europe VII Investments Sàrl

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Luxembourg

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,325,428*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10,325,428*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

25.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
* Beneficial ownership of the common shares of Hub International Limited (the “Common Shares”) referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Shares as a result of the Voting Agreement described in Items 3 and 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No.	44332P101	Page	8	of	39

1	NAMES OF REPORTING PERSONS: Apax Europe VII Bridge Holdco Ltd

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United Kingdom

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,325,428*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10,325,428*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

25.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
* Beneficial ownership of the common shares of Hub International Limited (the “Common Shares”) referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Shares as a result of the Voting Agreement described in Items 3 and 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No.	44332P101	Page	9	of	39

1	NAMES OF REPORTING PERSONS: Apax Partners Worldwide LLP

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United Kingdom

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,325,428*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10,325,428*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

25.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
* Beneficial ownership of the common shares of Hub International Limited (the “Common Shares”) referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Shares as a result of the Voting Agreement described in Items 3 and 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No.	44332P101	Page	10	of	39

1	NAMES OF REPORTING PERSONS: Apax US VII, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,325,428*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10,325,428*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

25.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
* Beneficial ownership of the common shares of Hub International Limited (the “Common Shares”) referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Shares as a result of the Voting Agreement described in Items 3 and 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No.	44332P101	Page	11	of	39

1	NAMES OF REPORTING PERSONS: Apax US VII GP, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,325,428*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10,325,428*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

25.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
* Beneficial ownership of the common shares of Hub International Limited (the “Common Shares”) referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Shares as a result of the Voting Agreement described in Items 3 and 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No.	44332P101	Page	12	of	39

1	NAMES OF REPORTING PERSONS: Apax US VII GP, Ltd.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,325,428*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10,325,428*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

25.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
* Beneficial ownership of the common shares of Hub International Limited (the “Common Shares”) referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Shares as a result of the Voting Agreement described in Items 3 and 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No.	44332P101	Page	13	of	39

1	NAMES OF REPORTING PERSONS: Apax Europe VII-A, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

England

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,325,428*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10,325,428*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

25.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
* Beneficial ownership of the common shares of Hub International Limited (the “Common Shares”) referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Shares as a result of the Voting Agreement described in Items 3 and 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No.	44332P101	Page	14	of	39

1	NAMES OF REPORTING PERSONS: Apax Europe VII-B, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

England

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,325,428*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10,325,428*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

25.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
* Beneficial ownership of the common shares of Hub International Limited (the “Common Shares”) referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Shares as a result of the Voting Agreement described in Items 3 and 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No.	44332P101	Page	15	of	39

1	NAMES OF REPORTING PERSONS: Apax Europe VII-1, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

England

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,325,428*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10,325,428*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

25.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
* Beneficial ownership of the common shares of Hub International Limited (the “Common Shares”) referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Shares as a result of the Voting Agreement described in Items 3 and 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No.	44332P101	Page	16	of	39

1	NAMES OF REPORTING PERSONS: Apax Europe VII GP L.P. Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Guernsey

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,325,428*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10,325,428*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

25.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
* Beneficial ownership of the common shares of Hub International Limited (the “Common Shares”) referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Shares as a result of the Voting Agreement described in Items 3 and 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No.	44332P101	Page	17	of	39

1	NAMES OF REPORTING PERSONS: Apax Europe VII GP Co. Ltd.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Guernsey

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,325,428*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10,325,428*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

25.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
* Beneficial ownership of the common shares of Hub International Limited (the “Common Shares”) referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Shares as a result of the Voting Agreement described in Items 3 and 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No.	44332P101	Page	18	of	39

1	NAMES OF REPORTING PERSONS: Morgan Stanley*

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,325,428**

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10,325,428**

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

25.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
* In accordance with the Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the “Release”), this Statement (as defined below) reflects the securities beneficially owned by certain operating units (collectively, the “MS Reporting Units”) of Morgan Stanley and its subsidiaries and affiliates (collectively, “MS”). This filing does not reflect securities, if any, beneficially owned by any operating units of MS whose ownership of securities is disaggregated from that of the MS Reporting Units in accordance with the Release.
** Beneficial ownership of the common shares of Hub International Limited (the “Common Shares”) referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Shares as a result of the Voting Agreement described in Items 3 and 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No.	44332P101	Page	19	of	39

1	NAMES OF REPORTING PERSONS: Morgan Stanley Principal Investments, Inc.*

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,325,428**

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10,325,428**

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

25.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
* In accordance with the Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the “Release”), this Statement (as defined below) reflects the securities beneficially owned by certain operating units (collectively, the “MS Reporting Units”) of Morgan Stanley and its subsidiaries and affiliates (collectively, “MS”). This filing does not reflect securities, if any, beneficially owned by any operating units of MS whose ownership of securities is disaggregated from that of the MS Reporting Units in accordance with the Release.
** Beneficial ownership of the common shares of Hub International Limited (the “Common Shares”) referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Shares as a result of the Voting Agreement described in Items 3 and 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 2. Identity and Background
Item 5. Interest in Securities of the Issuer
Item 7. Material to be Filed as Exhibits
SIGNATURES

Schedule 13D/A
     This Amendment No.2 (the “Amendment”) hereby amends the Statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on March 8, 2007 (as amended by Amendment No.1 on March 23, 2007, the “Initial Statement”) relating to the common shares of Hub International Limited, a Canadian corporation (the “Company”). Terms used but not defined in this Amendment have the meanings defined in the Initial Statement. Except as specifically amended by this Amendment, the Initial Statement remains in full force and effect.
Item 2. Identity and Background.
Item 2 – “Identity and Background” is hereby amended and restated to read as follows:
     This Statement is being filed jointly by the following (each a “Reporting Person” and collectively, the “Reporting Persons”): (i) Maple Tree Acquisition Corporation, a British Columbia company (“Maple Tree”), (ii) 0783521 B.C. Ltd., a British Columbia company (“0783521 B.C.”), which is the sole shareholder of Maple Tree, (iii) Apax Maple 2 Sàrl, a Luxembourg société à responsabilité limitée (“Maple 2”), which is the sole shareholder of 0783521 B.C., (iv) Apax Maple 1 Sàrl, a Luxembourg société à responsabilité limitée (“Maple 1”), which is the sole shareholder of Maple 2, (v) APAX EUROPE MAPLE S.A.R.L., a Luxembourg société à responsabilité limitée (“Europe Maple”), which is the sole shareholder of Maple 1, (vi) Apax Europe VII Investments Sàrl, a Luxembourg société à responsabilité limitée (“Europe VII Investments”), which is the sole shareholder of Europe Maple, (vii) Apax Europe VII Bridge Holdco Ltd, a United Kingdom private company limited by shares (“Bridge Holdco”), which is the sole shareholder of Europe VII Investments, (viii) Apax Partners Worldwide LLP, a United Kingdom limited liability partnership (“Apax Worldwide”), which is the sole shareholder of Bridge Holdco, (ix) Apax US VII, L.P., a Cayman Islands exempted limited partnership (“US VII”), (x) Apax US VII GP, L.P., a Cayman Islands exempted limited partnership (“US VII GP”), which is the general partner of US VII, (xi) Apax US VII GP, Ltd., a Cayman Islands exempted company (“US VII Ltd.”), which is the general partner of US VII GP, (xii) Apax Europe VII-A, L.P., an English limited partnership (“Europe VII-A”), (xiii) Apax Europe VII-B, L.P., an English limited partnership (“Europe VII-B”), (xiv) Apax Europe VII-1, L.P., an English limited partnership (“Europe VII-1”), (xv) Apax Europe VII GP L.P. Inc. (“Europe VII GP”), a Guernsey limited partnership, which is the general partner of Europe VII-A, Europe VII-B and Europe VII-1, (xvi) Apax Europe VII GP Co. Ltd, a Guernsey company (“Europe VII Ltd.”), which is the general partner of Europe VII GP, (xvii) Morgan Stanley, a Delaware corporation, and (xviii) Morgan Stanley Principal Investments, Inc., a Delaware corporation and a wholly-owned subsidiary of Morgan Stanley (“MSPI”).
     Adrian Beecroft, Stephen Grabiner, Martin Halusa, John Megrue and Michael Phillips are members of the Executive Committee (the “Executive Committee”) of Apax Worldwide (the “Executive Committee Members”). The Executive Committee of Apax

Worldwide has the power and authority to carry out the powers, objectives and purposes of Apax Worldwide.
     Maple Tree has been formed solely for the purpose of entering into the Arrangement Agreement (as defined below) and consummating the transactions described therein. 0783521 B.C. owns outstanding equity securities of Maple Tree and does not engage in any other business. Maple 2 owns outstanding equity securities of 0783521 B.C. and does not engage in any other business. Maple 1 owns outstanding equity securities of Maple 2 and does not engage in any other business. Europe Maple owns outstanding equity securities of Maple 1 and does not engage in any other business. The principal business of Europe VII Investments is to make investments in, buy, sell, hold, pledge and assign securities. Bridge Holdco is the sole shareholder of Europe VII Investments and does not engage in any other business. The principal business of Apax Worldwide is to serve as an investment advisor. The principal business of US VII is to make investments in, buy, sell, hold, pledge and assign securities. The principal business of US VII GP is to be the general partner of US VII. The principal business of US VII Ltd. is to be the general partner of US VII GP. The principal business of each of Europe VII-A, Europe VII-B and Europe VII-1 is to make investments in, buy, sell, hold, pledge and assign securities. The principal business of Europe VII GP is to be the general partner of each of Europe VII-A, Europe VII-B and Europe VII-1 and certain other affiliated entities. The principal business of Europe VII Ltd. is to be the general partner of Europe VII GP. Morgan Stanley is a leading global financial services firm providing a wide range of investment banking, securities, investment management, wealth management and credit services. The firm’s employees service clients worldwide, including corporations, governments, institutions, and individuals from more than 600 offices in 30 countries. MSPI is a Morgan Stanley capital investment vehicle.
     Pursuant to letter agreements dated as of February 25, 2007 (the “US VII and MSPI Equity Commitment Letters”) US VII and MSPI have committed (subject to the terms and conditions set forth in its respective Equity Commitment Letter) to purchase equity securities of Maple Tree for purposes of funding the Arrangement, as defined below. Pursuant to letter agreements dated as of April 20, 2007 (the “Apax Europe VII Equity Commitment Letters” and together with the US VII and MSPI Equity Commitment Letters, the “Equity Commitment Letters”) each of Europe VII-A, Europe VII-B and Europe VII-1 has committed (subject to the terms and conditions set forth in its respective Equity Commitment Letter) to purchase equity securities of Maple Tree for purposes of funding the Arrangement. Pursuant to a letter agreement dated as of February 25, 2007 (the “Letter Agreement”) among MSPI, US VII and Apax Worldwide (together, “Apax”), the parties thereto have agreed to certain terms relating to the investment in, and governance of, Maple Tree. The Letter Agreement contemplates that concurrently with or prior to the closing of the transactions contemplated by the Arrangement Agreement (as defined below), Apax and MSPI shall enter into a shareholders agreement pursuant to which MSPI shall have the right to appoint one member of the board of directors of Maple Tree and Apax shall have the right to appoint the remaining members of the board of directors of Maple Tree.

     Based on the foregoing and the transactions and relationships described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The filing of this Statement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group.
     The principal place of business and principal office of Maple Tree, 0783521 B.C., US VII, US VII GP, and US VII Ltd is 153 East 53rd Street, 53rd floor, New York, New York 10022. The principal place of business and principal office of Maple 2, Maple 1, Europe Maple and Europe VII Investments is 41, boulevard Prince Henri, L-1724 Luxembourg. The principal place of business and principal office of Bridge Holdco, Apax Worldwide, Europe VII-A, Europe VII-B, Europe VII-1, Europe VII GP and Europe VII Ltd. is 15 Portland Place, London W1B 1PT, United Kingdom. The principal place of business and principal office of Morgan Stanley and MSPI is 1585 Broadway, New York, New York, 10036.
     The name, citizenship, business address and the present principal occupation or employment (and the name and principal business and address of any organization in which such employment is conducted) of each director or executive officer of the Reporting Persons, and if applicable, of each person controlling the Reporting Persons (and of each executive officer and director thereof) is set forth on Schedule A.
     Except as set forth on Schedule B, during the last five years, neither the Reporting Persons nor, to the knowledge of any Reporting Person, any other person or entity referred to in this Item 2 (including those listed on Schedule A hereto): (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 5. Interest in Securities of the Issuer.
Item 5(c) is hereby amended and restated to read as follows:
(c)
     None of the Reporting Persons nor, to the knowledge of any of the Reporting Persons, any other person or entity referred to in Item 2 (including those listed on Schedule A hereto), has effected any transaction in Common Shares during the past sixty days, except for (i) the Arrangement Agreement and the Voting Agreement, and the transactions contemplated by those agreements and (ii) the transactions in common shares effected by a wholly-owned broker or dealer subsidiary of Morgan Stanley in the ordinary course of business on the New York Stock Exchange or the over-the-counter market, as described below.

Brought (B)/Sold (S)	Quantity	Price	Trade Date
B	100	33.040	02/12/2007
B	100	33.110	02/12/2007
B	800	33.150	02/12/2007
B	100	33.170	02/12/2007
B	100	33.260	02/12/2007
B	100	33.280	02/12/2007
B	200	33.290	02/12/2007
B	1,000	33.300	02/12/2007
B	4,900	33.311	02/12/2007
B	100	33.390	02/12/2007
B	100	33.460	02/12/2007
B	100	39.200	02/12/2007
S	100	33.610	02/12/2007
S	200	33.740	02/12/2007
S	1,100	39.190	02/12/2007
S	100	39.250	02/12/2007
B	100	33.070	02/13/2007
B	200	33.080	02/13/2007
B	200	33.100	02/13/2007
B	200	33.200	02/13/2007
S	100	33.140	02/13/2007
S	100	33.180	02/13/2007
S	100	33.200	02/13/2007
S	100	33.280	02/13/2007
S	100	33.300	02/13/2007
S	100	38.620	02/13/2007
B	100	33.220	02/14/2007
B	100	33.250	02/14/2007
B	100	33.270	02/14/2007
B	100	33.280	02/14/2007
B	100	33.290	02/14/2007
B	300	33.297	02/14/2007
B	200	33.390	02/14/2007
S	100	33.170	02/14/2007
S	43	33.190	02/14/2007
S	457	33.213	02/14/2007
S	300	33.300	02/14/2007
S	100	38.680	02/14/2007
B	100	33.190	02/15/2007
B	200	33.250	02/15/2007
B	100	33.270	02/15/2007
B	100	33.280	02/15/2007
B	100	33.330	02/15/2007
S	10	33.27	02/15/2007
S	200	33.100	02/15/2007

Brought (B)/Sold (S)	Quantity	Price	Trade Date
S	100	33.180	02/15/2007
S	100	33.210	02/15/2007
S	200	33.250	02/15/2007
S	200	33.270	02/15/2007
S	100	33.290	02/15/2007
S	100	33.300	02/15/2007
S	100	38.580	02/15/2007
B	200	33.320	02/16/2007
S	200	33.320	02/16/2007
S	100	33.330	02/16/2007
S	100	33.350	02/16/2007
S	100	33.400	02/16/2007
S	200	38.625	02/16/2007
B	100	33.360	02/20/2007
B	200	33.460	02/20/2007
B	100	33.520	02/20/2007
S	500	33.430	02/20/2007
S	100	33.360	02/20/2007
S	100	33.410	02/20/2007
S	300	33.460	02/20/2007
S	100	39.080	02/20/2007
B	300	33.410	02/21/2007
B	100	38.690	02/21/2007
S	100	33.390	02/21/2007
S	100	33.460	02/21/2007
S	100	33.500	02/21/2007
S	100	33.600	02/21/2007
S	200	33.680	02/21/2007
S	100	33.780	02/21/2007
S	100	33.790	02/21/2007
S	300	33.830	02/21/2007
S	300	38.900	02/21/2007
B	100	33.820	02/21/2007
B	100	33.950	02/22/2007
B	100	34.110	02/22/2007
B	100	34.140	02/22/2007
B	700	34.190	02/22/2007
B	200	39.450	02/22/2007
S	30	34.130	02/22/2007
S	30	34.130	02/22/2007
S	900	33.910	02/22/2007
S	100	33.960	02/22/2007
S	100	33.990	02/22/2007
S	100	34.000	02/22/2007
S	100	34.030	02/22/2007

Brought (B)/Sold (S)	Quantity	Price	Trade Date
S	100	34.040	02/22/2007
S	500	34.076	02/22/2007
S	200	39.445	02/22/2007
B	500	34.460	02/23/2007
B	100	34.470	02/23/2007
B	200	34.475	02/23/2007
B	1,700	39.730	02/23/2007
S	2,100	34.380	02/23/2007
S	100	34.390	02/23/2007
S	900	34.432	02/23/2007
S	100	34.450	02/23/2007
S	200	34.500	02/23/2007
S	100	39.900	02/23/2007
B	200	39.439	02/26/2007
B	700	39.454	02/26/2007
B	4,600	39.465	02/26/2007
S	200	39.440	02/26/2007
S	5,300	39.464	02/26/2007
S	12,300	39.549	02/26/2007
B	1,600	39.442	02/27/2007
B	1,518	39.470	02/27/2007
B	28,000	39.471	02/27/2007
B	500	39.480	02/27/2007
S	1,900	45.801	02/27/2007
S	106	39.000	03/02/2007
S	500	39.050	03/02/2007
S	176	38.950	03/13/2007
S	370	41.560	02/22/2007
S	170	41.740	04/04/2007
S	180	41.740	04/04/2007
S	165	41.740	04/04/2007
Item 7. Material to be Filed as Exhibits.
A.	Joint Filing Undertaking dated as of April 27, 2007 by and among Maple Tree, 0783521 B.C., Maple 2, Maple 1, Europe Maple, Europe VII Investments, Bridge Holdco, Apax Worldwide, US VII, US VII GP, US VII Ltd., Europe VII-A, Europe VII-B, Europe VII-1, Europe VII GP, Europe VII Ltd., Morgan Stanley and MSPI.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.
Dated: April 27, 2007

MAPLE TREE ACQUISITION CORPORATION

By: Name:	/s/ William Logan William Logan
Title:	Treasurer

0783521 B.C. Ltd.

By: Name:	/s/ William Logan William Logan
Title:	Treasurer

APAX MAPLE 2 SÀRL

By: Name:	/s/ Geoffrey Henry Geoffrey Henry
Title:	Class A Director

By: Name:	/s/ W. David Williams W. David Williams
Title:	Class B Director

APAX MAPLE 1 SÀRL

By: Name:	/s/ Geoffrey Henry Geoffrey Henry
Title:	Class A Director

By: Name:	/s/ W. David Williams W. David Williams
Title:	Class B Director

APAX EUROPE MAPLE S.A.R.L.

By:	/s/ Geoffrey Henry
Name:	Geoffrey Henry
Title:	Class A Director

By: Name:	/s/ W. David Williams W. David Williams
Title:	Class B Director

APAX EUROPE VII INVESTMENTS SÁRL By: Apax Partners Europe Managers Ltd., its manager

By: Name:	/s/ Adrian Beecroft Adrian Beecroft
Title:	Director

By: Name:	/s/ Peter Englander Peter Englander
Title:	Director

APAX EUROPE VII BRIDGE HOLDCO LTD.

By: Name:	/s/ Liz Long Liz Long
Title:	Authorized Signatory

APAX PARTNERS WORLDWIDE LLP

By: Name:	/s/ W. David Williams W. David Williams
Title:	Member

By: Name:	/s/ Peter Englander Peter Englander
Title:	Member

APAX US VII, L.P. By: Apax US VII GP, L.P., its general partner By: Apax US VII GP, Ltd., its general partner

By: Name:	/s/ Peter Jeton Peter Jeton
Title:	Authorized Signatory

APAX US VII GP, L.P.

By: Apax US VII GP, Ltd., its general partner

By: Name:	/s/ Peter Jeton Peter Jeton
Title:	Authorized Signatory

APAX US VII GP, Ltd.

By: Name:	/s/ Peter Jeton Peter Jeton
Title:	Authorized Signatory

APAX EUROPE VII-A, L.P. By: Apax Partners Europe Managers Ltd., its manager

By: Name:	/s/ Peter Englander Peter Englander
Title:	Director

By: Name:	/s/ Andrew Barrett Andrew Barrett
Title:	Director

APAX EUROPE VII-B, L.P. By: Apax Partners Europe Managers Ltd., its manager

By: Name:	/s/ Peter Englander Peter Englander
Title:	Director

By: Name:	/s/ Andrew Barrett Andrew Barrett
Title:	Director

APAX EUROPE VII-1, L.P. By: Apax Partners Europe Managers Ltd., its manager

By: Name:	/s/ Andrew Barrett Andrew Barrett
Title:	Director

By: Name:	/s/ Peter Englander Peter Englander
Title:	Director

APAX EUROPE VII GP L.P. INC. By: Apax Europe VII GP Co. Ltd., its general partner

By: Name:	/s/ Denise Fallaize Denise Fallaize
Title:	Director

By: Name:	/s/ AW Guille AW Guille
Title:	Director

APAX EUROPE VII GP CO. LTD

By: Name:	/s/ Denise Fallaize Denise Fallaize
Title:	Director

By:	/s/ AW Guille AW Guille
Name:
Title:	Director

MORGAN STANLEY

By: Name:	/s/ Dennine Bullard Dennine Bullard
Title:	Authorized Signatory

MORGAN STANLEY PRINCIPAL INVESTMENTS, INC.

By: Name:	/s/ Edgar A. Sabounghi Edgar A. Sabounghi
Title:	Vice President

Schedule A
Schedule A is hereby amended and restated to read as follows:
     Set forth below is the name, citizenship, business address and the present principal occupation or employment (and the name and principal business and address of any organization in which such employment is conducted) of each director or executive officer of the Reporting Persons, and if applicable, of each person controlling the Reporting Persons (and of each executive officer and director thereof).

Name	Citizenship	Business Address	Present Principal Occupation or Employment
Jeremy Arnold	Jersey	Not applicable	Retired, Director of Apax Europe VII GP Co. Ltd.

Paul Adrian Barlow Beecroft	United Kingdom	15 Portland Place, London W1B 1PT, United Kingdom	Director of Apax Partners Ltd., Executive Committee Member of Apax Partners Worldwide LLP

Denise Fallaize	Guernsey	1 Le Marchant Street, St Peter Port, Guernsey, GY1 4HP, Channel Islands	Director of Apax Partners Guernsey Limited, Director of Apax Europe VII GP Co. Ltd.

Martin Christoph Halusa	Austria	15 Portland Place, London W1B 1PT, United Kingdom	Partner of Apax Partners Worldwide LLP, Executive Committee Member of Apax Partners Worldwide LLP

Nico Hansen	Germany	153 East 53rd Street 53rd Floor New York, NY 10022	Partner of Apax Partners, Worldwide LLP, Vice President of 0783587 B.C. Ltd., Vice President of Maple Tree Acquisition Corporation

Geoffrey Henry	Belgium	41 boulevard Prince Henri, L-1724 Luxembourg	Chartered accountant, Class A Director/Manager of Apax Europe VII Investments Sárl, APAX EUROPE MAPLE S.A.R.L., Apax Maple 1 Sárl, Apax Maple 2 Sárl

Stephen Grabiner	United Kingdom	15 Portland Place, London W1B 1PT, United Kingdom	Partner of Apax Partners Worldwide LLP, Executive Committee Member of Apax Partners Worldwide LLP

Stephen Green	United Kingdom	15 Portland Place, London W1B 1PT, United Kingdom	Partner of Apax Partners Worldwide LLP, Director and President of 0783587 B.C. Ltd., Director and President of Maple Tree Acquisition Corporation

Andrew Guille	Guernsey	1 Le Marchant Street, St Peter Port, Guernsey, GY1 4HP, Channel Islands	Director of Apax Partners Guernsey Limited, Director of Apax Europe VII GP Co. Ltd.

Peter Jeton	United States	153 East 53rd Street 53rd Floor, New York NY 10022	Partner of Apax Partners, L.P., Chief Operating Officer of Apax US VII GP, Ltd.

Stephen Kempen	United Kingdom and South Africa	15 Portland Place, London W1B 1PT, United Kingdom	Director of Funds Administration of Apax Partners Ltd., Class B Director/Manager of Apax Europe VII Investments Sárl, APAX EUROPE MAPLE S.A.R.L., Apax Maple 1 Sárl, Apax Maple 2 Sárl

Name	Citizenship	Business Address	Present Principal Occupation or Employment
William Logan	United States	153 East 53rd Street 53rd Floor, New York NY 10022	Partner of Apax Partners, L.P., Director and Treasurer of 0783587 B.C. Ltd., Director and Treasurer of Maple Tree Acquisition Corporation

Liz Long	United Kingdom	15 Portland Place, London W1B 1PT, United Kingdom	Director of Finance of Apax Partners Ltd., Director of Apax Europe VII Bridge Holdco Ltd

John F. Megrue	United States	153 East 53rd Street 53rd Floor, New York NY 10022	CEO of Apax Partners, L.P., Executive Committee Member of Apax Partners Worldwide LLP, Director of Apax US VII GP, Ltd.

Stef Oostvogels	Luxembourg	20, Avenue Monterey, L-2163 Luxembourg	Partner of Oostvogels Pfister Roemers (law firm), Class A Director/Manager of Apax Europe VII Investments Sárl, APAX EUROPE MAPLE S.A.R.L., Apax Maple 1 Sárl, Apax Maple 2 Sárl

Michael Robert Phillips	United States and Canada	15 Portland Place, London W1B 1PT, United Kingdom	Partner of Apax Partners Worldwide LLP, Executive Committee Member of Apax Partners Worldwide LLP

Stephen Tilton	United Kingdom	15 Portland Place, London W1B 1PT, United Kingdom	Compliance Officer of Apax Partners Ltd., Director of Apax Europe VII Bridge Holdco Ltd, Director of Apax Europe VII GP Co. Ltd.

Mitch Truwit	United States	153 East 53rd Street 53rd Floor, New York NY 10022	Partner of Apax Partners, L.P., Director and Secretary of 0783587 B.C. Ltd., Director and Secretary of Maple Tree Acquisition Corporation,

David Williams	United Kingdom	15 Portland Place, London W1B 1PT, United Kingdom	Director of Apax Partners Ltd., Partner of Apax Partners Worldwide LLP, Class B Director/Manager of Apax Europe VII Investments Sárl, APAX EUROPE MAPLE S.A.R.L., Apax Maple 1 Sárl, Apax Maple 2 Sárl
Morgan Stanley
The business address of each of the directors or executive officers is that of Morgan Stanley at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Morgan Stanley and each individual is a United States citizen.

Name	Title
*John J. Mack	Chairman of the Board and Chief Executive Officer

*Roy J. Bostock	Chairman of the Partnership for a Drug-Free America

Name	Title
*Erskine B. Bowles	President of the University of North Carolina

*Howard J. Davies[1]	Director, The London School of Economics and Political Science

*C. Robert Kidder	Chairman and Chief Executive Officer, 3 Stone Advisors LLC

*Donald T. Nicolaisen	Director

*Charles H. Noski	Director

*Hutham S. Olayan	President, Chief Executive Officer and Director of Olayan America Corporation

*Charles E. Phillips, Jr.	President and Director of Oracle Corporation

*O. Griffith Sexton	Adjunct professor of finance at Columbia Business School

*Laura D’Andrea Tyson	Professor of Economics and Business (since January 2007) at the Walter A. Haas School of Business at the University of California, Berkeley

*Klaus Zumwinkel[2]	Chairman of the Board of Management of Deutsche Post AG

Zoe Cruz	Co-President

Gary G. Lynch	Chief Legal Officer

Eileen K. Murray	Head of Global Operations and Technology

Thomas R. Nides	Executive Vice President and Chief Administrative Officer and Secretary

Robert W. Scully	Co-President

David H. Sidwell	Executive Vice President and Chief Financial Officer

[1]	Howard Davies is an English citizen

[2]	Klaus Zumwinkel is a German citizen

*	Director

Morgan Stanley Principal Investments, Inc.
The business address of each of the directors or executive officers is that of Morgan Stanley Principal Investments, Inc. is that of Morgan Stanley Principal Investments, Inc. at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Morgan Stanley Principal Investments, Inc., and each individual is a United States citizen.

Name	Title
Thomas E. Doster*	Managing Director of Morgan Stanley, the business address of which is the same as that of Morgan Stanley Principal Investments, Inc.

Edgar A. Sabounghi*	Managing Director of Morgan Stanley, the business address of which is the same as that of Morgan Stanley Principal Investments, Inc.

Michael J. Petrick	President

David Bersh	Vice President

James E. Bolin	Vice President

Thomas E. Doster	Vice President

Edgar Legaspi	Vice President

Louis A. Palladino, Jr.	Vice President

Edgar A. Sabounghi	Vice President

Bruce R. Sandberg	Vice President

Elliot Tannenbaum	Vice President

Martin M. Cohen	Secretary

Charlene R. Herzer	Assistant Secretary

Susan M. Krause	Assistant Secretary

VACANCY	Treasurer

Jacqueline T. Brody	Assistant Treasurer

Kathleen C. McNally-Reynolds	Assistant Treasurer

Exhibit A
JOINT FILING UNDERTAKING
The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.
The execution and filing of this agreement shall not be construed as an admission that the below-named parties are a group, or have agreed to act as a group.
Dated: April 27, 2007

MAPLE TREE ACQUISITION CORPORATION

By: Name:	/s/ William Logan William Logan
Title:	Treasurer

0783521 B.C. Ltd.

By: Name:	/s/ William Logan William Logan
Title:	Treasurer

APAX MAPLE 2 SÀRL

By: Name:	/s/ Geoffrey Henry Geoffrey Henry
Title:	Class A Director

By: Name:	/s/ W. David Williams W. David Williams
Title:	Class B Director

APAX MAPLE 1 SÀRL

By: Name:	/s/ Geoffrey Henry Geoffrey Henry
Title:	Class A Director

By:	/s/ W. David Williams W. David Williams
Name:
Title:	Class B Director

APAX EUROPE MAPLE S.A.R.L.

By:	/s/ Geoffrey Henry
Name:	Geoffrey Henry
Title:	Class A Director

By: Name:	/s/ W. David Williams W. David Williams
Title:	Class B Director

APAX EUROPE VII INVESTMENTS SÁRL By: Apax Partners Europe Managers Ltd., its manager

By: Name:	/s/ Adrian Beecroft Adrian Beecroft
Title:	Director

By: Name:	/s/ Peter Englander Peter Englander
Title:	Director

APAX EUROPE VII BRIDGE HOLDCO LTD.

By: Name:	/s/ Liz Long Liz Long
Title:	Authorized Signatory

APAX PARTNERS WORLDWIDE LLP

By: Name:	/s/ W. David Williams W. David Williams
Title:	Member

By:	/s/ Peter Englander

Name:
Title:	Member

APAX US VII, L.P. By: Apax US VII GP, L.P., its general partner By: Apax US VII GP, Ltd., its general partner

By: Name:	/s/ Peter Jeton Peter Jeton
Title:	Authorized Signatory

APAX US VII GP, L.P.

By: Apax US VII GP, Ltd., its general partner

By: Name:	/s/ Peter Jeton Peter Jeton
Title:	Authorized Signatory

APAX US VII GP, Ltd.

By: Name:	/s/ Peter Jeton Peter Jeton
Title:	Authorized Signatory

APAX EUROPE VII-A, L.P. By: Apax Partners Europe Managers Ltd., its manager

By: Name:	/s/ Peter Englander Peter Englander
Title:	Director

By: Name:	/s/ Andrew Barrett Andrew Barrett
Title:	Director

APAX EUROPE VII-B, L.P. By: Apax Partners Europe Managers Ltd., its manager

By: Name:	/s/ Peter Englander Peter Englander
Title:	Director

By: Name:	/s/ Andrew Barrett Andrew Barrett
Title:	Director

APAX EUROPE VII-1, L.P. By: Apax Partners Europe Managers Ltd., its manager

By: Name:	/s/ Peter Englander Peter Englander
Title:	Director

By: Name:	/s/ Andrew Barrett Andrew Barrett
Title:	Director

APAX EUROPE VII GP L.P. INC. By: Apax Europe VII GP Co Ltd., its general partner

By: Name:	/s/ Denise Fallaize Denise Fallaize
Title:	Director

By: Name:	/s/ AW Guille AW Guille
Title:	Director

APAX EUROPE VII GP CO. LTD

By: Name:	/s/ Denise Fallaize Denise Fallaize
Title:	Director

By:	/s/ AW Guille AW Guille
Name:
Title:	Director

MORGAN STANLEY

By: Name:	/s/ Dennine Bullard Dennine Bullard
Title:	Authorized Signatory

MORGAN STANLEY PRINCIPAL INVESTMENTS, INC.

By: Name:	/s/ Edgar A. Sabounghi Edgar A. Sabounghi
Title:	Vice President